EXHIBIT 21.1

LIST OF SUBSIDIARIES

The following list sets forth the subsidiaries of the registrant as of December 31, 2022:

Company	State of Incorporation
Entrepreneurship World Technology Holding Group Company Limited	Hong Kong
Xi’an Yunchuang Space Information Technology Co., Ltd.	Xi’an, China
Xian Yunchuang Space Information Technology Co., Ltd, BaiYin Branch(1)	Gansu, China

(1)	Subsidiary of Xi’an Yunchuang Space Information Technology Co., Ltd.